UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CaminoSoft Corp

—————————————————————————————————————————
(Name of Issuer)

Common Stock

—————————————————————————————————————————
(Title of Class of Securities)

133765107

—————————————————————————————————————————
(CUSIP Number)

Russell Cleveland

8080 N. Central Expressway, Suite 210, LC-59

Dallas, TX 75206

(214) 891-8294
—————————————————————————————————————————
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

2/4/2009

—————————————————————————————————————————
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (8-07)

CUSIP No. 133765107	Page 2 of 4
1. Names of Reporting Persons. Russell Cleveland
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 33,592,593 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 33,592,593 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,592,593 (1) (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 92.04%
14. Type of Reporting Person (See Instructions) IV

(1)	Renaissance Capital Growth & Income Fund III, Inc. ("RENN3"), Renaissance US Growth Investment Trust Plc ("RUSGIT"), Global Special Opportunities Trust PLC ("GSOT") are the owners of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN, RENN3 & serves on the board of RUSGIT and CaminoSoft and he disclaims any beneficial interest.
(2)	Renaissance Capital Growth & Income Fund III, Inc. ("RENN3"), Renaissance US Growth Investment Trust Plc ("RUSGIT"), Global Special Opportunities Trust PLC ("GSOT") are the owners of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN, RENN3 & serves on the board of RUSGIT and CaminoSoft and he disclaims any beneficial interest.

CUSIP No. 133765107	13D	Page 3 of 4 Pages

______________________________________________________________________________________
Item 1.  Security and Issuer.

CaminoSoft Corp.

600 N. Hampshire Road,Suite 105, Westlake Village, CA 91361

______________________________________________________________________________________
Item 2.  Identity and Background.

(a)	Russell Cleveland
(b)	8080 N. Central Expressway, Suite 210, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Russell Cleveland is the President of RENN, RENN3 & serves on the board of RUSGIT and CaminoSoft.
(d)	N/A
(e)	N/A
(f)	Texas

______________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds required by RENN3, RUSGIT & GSOT to acquire the securities reported herein was $17,842,141.60, aportion of which was interest due from outstanding debt securities of ISSI where common stock was issued instead.  The source of such funds was the working capital of RENN3, RUSGIT & GSOT.

______________________________________________________________________________________
Item 4.  Purpose of Transaction.

     RENN3, RUSGIT & GSOT acquried the shares in the ordinary course of its business for investment purposes.  Russell Cleveland, President of RENN3, serves on the board of directors of the Company and on the board of RUSGIT.     ______________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  RENN3, RUSGIT & GSOT holds 33,592,593 shares of common stock which represents 92.04% of the outstanding shares.

     ______________________________________________________________________________________
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

______________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

______________________________________________________________________________________

CUSIP No. 133765107	13D	Page 3 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

__2-13-2009__________________________

__________________________________________
/s/ Russell Cleveland, by Rene Jones attorney in fact

                                                                                 __Russell Cleveland

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).